                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                       VoiceStream Wireless Corporation
                       --------------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $0.001 per share
                    ----------------------------------------
                        (Title of Class of Securities)

                                  928615103
                     ------------------------------------
                                (CUSIP Number)

                                  Edith Shih
                           Hutchison Whampoa Limited
                          22nd Floor, Hutchison House
                               10 Harcourt Road
                                   Hong Kong
                                (852-2128-1188)
                                  __________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                                John A. Otoshi
                             Dewey Ballantine LLP
                    Suite 3907, Asia Pacific Finance Tower
                                 3 Garden Road
                                   Hong Kong
                                (852-2509-7000)
                                  __________

                               February 25, 2000
                         (Date of Event which Requires
                           Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____________.

                                 SCHEDULE 13D

CUSIP NO.    928615103
         -----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HUTCHISON WHAMPOA LIMITED - Not Applicable
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Hong Kong
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF               -0-

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                             55,899,252
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                -0-

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                             55,899,252
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           55,899,252
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           HC, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO.    928615103
         -----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HUTCHISON TELECOMMUNICATIONS PCS (USA) LIMITED - Not Applicable
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF               -0-

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                             52,010,364
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                -0-

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                             52,101,364
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           52,010,364
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO.    928615103
         -----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HUTCHISON TELECOMMUNICATIONS HOLDINGS (USA) LIMITED - Not Applicable
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF               -0-

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                             3,888,888
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                -0-

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                             3,888,888
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,888,888
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO.    928615103
         -----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Hong Kong
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF               -0-

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                             Disclaimed (See 11 below)
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                -0-

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                             Disclaimed (See 11 below)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Cheung Kong expressly disclaims beneficial ownership of the shares beneficially owned by Hutchison Whampoa Limited, Hutchison Telecommunications PCS (USA) Limited and Hutchison Telecommunication Holdings (USA) Limited.
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           HC, CO
------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

          This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of VoiceStream Wireless Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 3650 131st Avenue SE, Bellevue, Washington 98006, U.S.A.

Item 2.   Identity and Background.
          -----------------------

          This Statement is filed by Hutchison Whampoa Limited, a Hong Kong corporation ("HWL"), on its own behalf and on behalf of Hutchison
Telecommunications PCS (USA) Limited, a British Virgin Islands company ("PCS"), an indirect wholly-owned subsidiary of HWL, Hutchison Telecommunications Holdings (USA) Limited, a British Virgin Islands company ("HOLDINGS"), an indirect wholly-owned subsidiary of HWL, and by Cheung Kong (Holdings) Limited, a Hong Kong corporation ("Cheung Kong"), a 49.9% shareholder of HWL.

HWL
---

          The principal business of HWL is that of investment holding with diversified interests and activities in the following core businesses: ports and related services, telecommunications, property holdings and development, retail, manufacturing and other services, and energy, infrastructure, finance and other investments. The principal business address of HWL is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

          HWL indirectly owns 100% of the issued shares of PCS and HOLDINGS. The principal business of PCS and HOLDINGS is investment holding. HWL's beneficial ownership reported herein is through its interest in PCS and HOLDINGS.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HWL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

          During the past five years, neither HWL nor, to the best knowledge of HWL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

PCS and HOLDINGS
----------------

          HWL indirectly owns 100% of the issued shares of each of PCS and HOLDINGS. The principal business of each of PCS and HOLDINGS is investment holding. The registered office address of each of PCS and HOLDINGS is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of each of PCS and HOLDINGS and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on
Schedule II and Schedule III hereto, respectively, and are incorporated herein by reference.

          During the past five years, neither PCS and HOLDINGS nor, to the best knowledge of PCS and HOLDINGS, any of their executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cheung Kong
-----------

          The principal business of Cheung Kong is investment holding and project management, real estate property development and investment, real estate agency and management and securities investment. The principal business address of Cheung Kong is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

          Cheung Kong owns 49.9% of the issued shares of HWL and may, pursuant to Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to control the voting and disposition of the Shares by PCS and HOLDINGS. However, Cheung Kong disclaims beneficial ownership of the Shares and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Shares.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cheung Kong and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule IV hereto and are incorporated herein by reference.

          During the past five years, neither Cheung Kong nor, to the best knowledge of Cheung Kong, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On February 25, 2000, VoiceStream Wireless Corporation, a Washington Corporation ("Old VoiceStream"), Omnipoint Corporation, a Delaware corporation ("Omnipoint") and the Issuer consummated the transactions contemplated by an Agreement and Plan of Merger, dated June 23, 1999, among Old VoiceStream, Omnipoint and the Issuer (the "Merger"), pursuant to which, among other things,
(i) each share of Old VoiceStream common stock was converted into one share of Common Stock, and (ii) both Old VoiceStream and Omnipoint became wholly owned subsidiaries of the Issuer. Consequently, each of the 3,888,888 and 19,010,364 shares of Old VoiceStream common stock held by HOLDINGS and PCS, respectively, was converted into one share of Common Stock in the Merger.

          In connection with the Merger, pursuant to a Securities Purchase Agreement, dated June 23, 1999, among Old VoiceStream, PCS and Omnipoint, on June 23, 1999 and October 1, 1999, PCS purchased an aggregate of 6,250 shares of Series A Non-Voting Convertible Preferred Stock of Omnipoint ("Omnipoint Convertible Preferred Stock") for an aggregate purchase price of $150,000,000.

          Also in connection with the Merger, pursuant to a Stock Subscription Agreement, dated June 23, 1999, between PCS and the Issuer, on February 25, 2000, PCS purchased an additional 6,772,414 shares of Common Stock for $29 per share and 7,606 shares of the Issuer's 2.5% Junior Convertible Preferred Stock ("Preferred Stock") for $100,000 per share in exchange for the 6,250 shares of Omnipoint Convertible Preferred Stock and $807,000,000 in cash. The 7,606 shares of Preferred Stock are convertible into 26,227,586 shares of Common Stock, based on a conversion price of $29 per share of Common Stock.

          The source of the funds used in this transaction was the working capital of HWL.

Item 4.   Purpose of Transaction.
          ----------------------

          HWL, PCS and HOLDINGS currently own the shares of Common Stock and Preferred Stock reported herein for investment purposes only. HWL intends to review from time to time its ownership of such shares and may, depending upon its evaluations of the business and prospects of the Issuer, or such other considerations as it may consider relevant, determine to increase, decrease or dispose of its holdings in the Common Stock and Preferred Stock.

          Other than as discussed above, the persons filing this Schedule have no plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present Board of Directors or management of the Issuer; a material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or bylaws or other actions that might impede the acquisition of control of the Issuer by any other person; causing securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or any other similar action.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a)-(b) HWL, through its ownership of PCS and HOLDINGS, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 55,899,252 shares of the Common Stock, representing 30.1% of the Common Stock outstanding, and to have shared power over the voting and disposition of such shares.

          PCS is the beneficial owner of 52,010,364 shares of Common Stock, representing 28.0% of the outstanding Common Stock and has shared power over the voting and disposition of such shares.

          HOLDINGS is the beneficial owner of 3,888,888 shares of Common Stock, representing 2.1% of the outstanding Common Stock and has shared power over the voting and disposition of such shares.

          Cheung Kong, through its ownership of 49.9% of the issued shares of HWL, may be deemed to share voting and dispositive power over such shares beneficially owned by HWL, PCS and HOLDINGS, however, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such shares.

          Except as described herein, none of HWL, PCS, HOLDINGS or Cheung Kong nor, to the best knowledge of HWL, PCS, HOLDINGS and Cheung Kong, any executive officer or director of HWL, PCS, HOLDINGS or Cheung Kong (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer. Mr. Canning Fok, Group Managing Director of HWL, and Mr. Hans Snook, two of the persons elected to the Issuer's board of directors as nominees designated by PCS, each received on December 31, 1999, options to purchase 939 shares of common stock of Old VoiceStream at an exercise price of $11.32 per share, which become exercisable in four equal annual installments beginning January 1, 2000. In the Merger, such options have been converted into options to acquire the same number of shares of Common Stock on the same terms and conditions. HWL, PCS, HOLDINGS and Cheung Kong expressly disclaim beneficial ownership of any shares of Common Stock issuable on exercise of such options.

(c) Except as set forth herein, none of HWL, PCS, HOLDINGS or Cheung Kong nor, to the best knowledge of HWL, PCS, HOLDINGS and Cheung Kong, any executive officer or director of HWL, PCS, HOLDINGS or Cheung Kong has effected any transaction in shares of the Common Stock, or securities convertible into shares of the Common Stock, during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          The Issuer and certain stockholders of the Issuer, including PCS and HOLDINGS, entered into a voting agreement, dated as of February 25, 2000 (the "Voting Agreement"). The stockholders party to the Voting Agreement have agreed to vote their shares of Common Stock for the election of a board initially consisting of 16 members, subject to adjustments, designated as follows: (i) Mr. John Stanton, as long as he is the chief executive officer of the Issuer;
(ii) one member designated by Mr. Stanton, so long as he or entities affiliated with him beneficially own at least 4,500,000 shares of Common Stock; (iii) four members designated by PCS and its affiliated entities, which number of designees shall be subject to increases or decreases depending upon increases or reductions in PCS's percentage ownership of outstanding Common Stock, including shares of Common Stock issuable to PCS upon conversion of the Issuer Preferred Stock (the initial designees of PCS being Canning Fok, Susan Chow, Frank J. Sixt and Hans Snook), provided that PCS will have the right to designate two directors so long as PCS and its affiliated entities own at least 9,800,000 shares of Common Stock and one director so long as PCS and its affiliated entities own at least 4,500,000 shares of Common Stock; (iv) one member designated by The Goldman Sachs Group, Inc. and affiliated entities, so long as the Goldman Sachs entities beneficially own at least 4,500,000 shares of Common Stock; (v) four members who were on the Omnipoint board prior to the Merger and who are selected by Omnipoint to serve during the period from the closing of the Merger until and including the second annual meeting of stockholders of the Issuer taking place after the closing of the Merger (the designees of Omnipoint are initially Douglas G. Smith, Richard L. Fisher, James N. Perry, Jr., and James J. Ross), (vi) one member designated by Sonera Corporation and its affiliated entities, so long as the Sonera entities beneficially own at least 4,500,000 shares of Common Stock; and the remaining members of the board to be selected by a majority of the persons selected as described above.

          In addition, the Voting Agreement provides that in the event of the consummation of the transactions described in that certain Agreement and Plan of Reorganization, dated as of September 17, 1999 (as the same may be amended from time to time, the "Aerial Reorganization Agreement"), by and among Old VoiceStream, the Issuer, VoiceStream Subsidiary III Corporation, a Delaware corporation ("Merger Sub"), Aerial Communications, Inc., a Delaware corporation ("Aerial"), and Telephone and Data Systems, Inc., a Delaware corporation ("TDS"), pursuant to which, among other things, Merger Sub is to be merged with and into Aerial (such merger, together with the related transactions contemplated by the Aerial Reorganization Agreement, being referred to herein as the "Aerial Reorganization"), then the number of members of the board of directors of the Issuer will be increased to 17, and TDS will be entitled to designate a member so long as TDS owns at least 4,500,000 shares of Common Stock. The Voting Agreement further provides that if TDS owns more than 9,800,000 shares of Common Stock and Sonera owns less than 4,500,000 shares of Common Stock, TDS will be entitled to designate two members to the board of the Issuer, and if Sonera owns more than 9,800,000 shares of Common Stock and TDS owns less than 4,500,000 shares of Common Stock, Sonera will be entitled to designate two members to the board of the Issuer.

          In addition, on June 23, 1999, PCS, Hutchison Telecommunications Limited, a Hong Kong company, and the Issuer entered into an Investor Agreement whereby, among other things, for a period of five years after the completion of the Merger, beneficial ownership of Common Stock by PCS and its affiliates would not exceed, on a diluted basis, (i) 35% during the first two years after the Merger, or 33% if the aggregate number of outstanding shares of Common Stock exceeds 200,000,000; (ii) 36% during the third year after the Merger; and (iii) 40% during the fourth and fifth years after the Merger. Among other things, this agreement also prohibits PCS and certain of its affiliates from, in certain circumstances, participating in proxy contests, tender offers, exchange offers or other transactions relating to a change of control of the Issuer. Additionally, PCS was granted certain registration rights by the Issuer.

          The foregoing descriptions of the Voting Agreement and the Investor Agreement, are subject to, and qualified in their entirety by reference to, the Voting Agreement and the Investor Agreement, which are filed as Exhibits 5 and 6 hereto, respectively, and incorporated by reference into this Item 6.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The documents which have been filed as Exhibits are listed in the
Exhibit Index herein.

Signature
---------

          After reasonable inquiry and to the best of its knowledge and belief, HWL certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  March 3, 2000


                                        FOR AND ON BEHALF OF
                                        HUTCHISON WHAMPOA LIMITED



                                        By:  /s/  Frank J. Sixt
                                           --------------------------------
                                           Name:  Frank J. Sixt
                                           Title: Director



          After reasonable inquiry and to the best of its knowledge and belief, PCS certifies that the information set forth in this Statement with respect to it is true, complete and correct.


Date:  March 3, 2000


                                        FOR AND ON BEHALF OF
                                        HUTCHISON TELECOMMUNICATIONS
                                        PCS (USA) LIMITED



                                        By:  /s/  Frank J. Sixt
                                           --------------------------------
                                           Name:  Frank J. Sixt
                                           Title: Director

          After reasonable inquiry and to the best of its knowledge and belief, HOLDINGS certifies that the information set forth in this Statement with respect to it is true, complete and correct.


Date:  March 3, 2000

                                        FOR AND ON BEHALF OF
                                        HUTCHISON TELECOMMUNICATIONS
                                        HOLDINGS (USA) LIMITED



                                        By:  /s/  Frank J. Sixt
                                           --------------------------------
                                           Name:  Frank J. Sixt
                                           Title: Director



          After reasonable inquiry and to the best of its knowledge and belief, Cheung Kong certifies that the information set forth in this Statement with respect to it is true, complete and correct.


Date:  March 3, 2000

                                        FOR AND ON BEHALF OF
                                        CHEUNG KONG (HOLDINGS) LIMITED



                                        By:  /s/  Frank J. Sixt
                                           --------------------------------
                                           Name:  Frank J. Sixt
                                           Title: Director

                                  SCHEDULE I
                                  ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of March 3, 2000
                              -------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address /1a/                 Citizenship      Each Corporation or Organization
----------------                      -----------      --------------------------------
LI Ka-shing                           Hong Kong        Chairman, Hutchison Whampoa Limited
7th Floor, Cheung Kong Center                          Chairman, Cheung Kong (Holdings)
2 Queen's Road Central                                  Limited
Hong Kong

LI Tzar Kuoi, Victor                  Hong Kong        Deputy Chairman and Executive Director,
7th Floor, Cheung Kong Center                           Hutchison Whampoa Limited
2 Queen's Road Central                                 Chairman, Cheung Kong Infrastructure
Hong Kong                                               Holdings Limited/2/
                                                       Managing Director and Deputy Chairman,
                                                        Cheung Kong (Holdings) Limited
                                                       Executive Director, Hongkong Electric
                                                        Holdings Limited/3/
                                                       Director, The Hongkong and Shanghai
                                                        Banking Corporation Limited (banking),
                                                        No. 1 Queen's Road Central, Hong Kong

LI Tzar Kai, Richard                  Canadian         Deputy Chairman and Executive Director,
38th Floor, Citibank Tower                              Hutchison Whampoa Limited
Citibank Plaza                                         Chairman and Chief Executive, Pacific
3 Garden Road                                           Century Group (investment holding),
Central, Hong Kong                                      Chairman, Pacific Century Regional
                                                        Developments Limited (investment
                                                        holding), 38th Floor, Citibank Tower,
                                                        Citibank Plaza, 3 Garden Road, Central,
                                                        Hong Kong
                                                       Executive Director, Hongkong Electric
                                                        Holdings Limited/3/

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of March 3, 2000
                              -------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address /1a/                 Citizenship      Each Corporation or Organization
----------------                      -----------      --------------------------------
FOK Kin-ning, Canning                 British          Group Managing Director and Executive
                                                        Director, Hutchison Whampoa Limited
                                                       Chairman, Hutchison Telecommunications
                                                        (Australia) Limited/4/
                                                       Chairman, Partner Communications
                                                        Company Ltd./5/
                                                       Deputy Chairman, Cheung Kong
                                                        Infrastructure Holdings Limited/2/
                                                       Deputy Chairman, Hongkong Electric
                                                        Holdings Limited/3/
                                                       Non-executive Director, Cheung Kong
                                                        (Holdings) Limited
                                                       Director, VoiceStream Wireless
                                                        Corporation/6/
                                                       Director, Global Crossing Ltd./7/
                                                       Member of the Supervisory Board,
                                                        Mannesmann AG/8/
                                                       Director, Hutchison Telecommunications
                                                        Holdings (USA) Limited
                                                       Director, Hutchison Telecommunications
                                                        PCS (USA) Limited

CHOW WOO Mo Fong, Susan               Hong Kong        Deputy Group Managing Director and
                                                        Executive Director, Hutchison Whampoa
                                                        Limited
                                                       Executive Director, Cheung Kong
                                                        Infrastructure Holdings Limited/2/
                                                       Director, Hongkong Electric Holdings
                                                        Limited/3/
                                                       Director, Partner Communications
                                                        Company Ltd./5/
                                                       Director, VoiceStream Wireless
                                                        Corporation/6/
                                                       Director, Hutchison Telecommunications
                                                        Holdings (USA) Limited
                                                       Director, Hutchison Telecommunications
                                                        PCS (USA) Limited

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of March 3, 2000
                              -------------------


                                                            Present Principal Occupation or
                                                            Employment, Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                  Citizenship           Each Corporation or Organization
----------------                      -----------           --------------------------------
Frank John SIXT                       Canadian              Group Finance Director and Executive
                                                             Director, Hutchison Whampoa Limited
                                                            Executive Director, Cheung Kong
                                                             Infrastructure Holdings Limited/2/
                                                            Executive Director, Hongkong Electric
                                                             Holdings Limited/3/
                                                            Director, Hutchison Telecommunications
                                                             (Australia) Limited/4/
                                                            Director, Partner Communications
                                                             Company Ltd./5/
                                                            Director, VoiceStream Wireless
                                                             Corporation/6/
                                                            Non-executive Director, Cheung Kong
                                                             (Holdings) Limited
                                                            Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited
                                                            Director, Hutchison Telecommunications
                                                             PCS (USA) Limited

LAI Kai Ming, Dominic                 Canadian              Executive Director, Hutchison Whampoa
                                                             Limited

George Colin MAGNUS                   British               Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                Limited
2 Queen's Road Central                                      Chairman, Hongkong Electric Holdings
Hong Kong                                                    Limited/3/
                                                            Deputy Chairman, Cheung Kong
                                                             (Holdings) Limited
                                                            Deputy Chairman, Cheung Kong
                                                             Infrastructure Holdings Limited/2/

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of March 3, 2000
                              -------------------

                                                            Present Principal Occupation or
                                                            Employment, Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                  Citizenship           Each Corporation or Organization
----------------                      -----------           --------------------------------
KAM Hing Lam                          Hong Kong             Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                Limited
2 Queen's Road Central                                      Group Managing Director, Cheung
Hong Kong                                                    Kong Infrastructure Holdings Limited/2/
                                                            Deputy Managing Director, Cheung
                                                             Kong (Holdings) Limited
                                                            Executive Director, Hongkong Electric
                                                             Holdings Limited/3/

Michael David KADOORIE                British               Non-Executive Director, Hutchison
24th Floor, St. George's                                     Whampoa Limited
Building, 2 Ice House Street                                Chairman, CLP Holdings Limited
Central, Hong Kong                                           (investment holding), 147 Argyle Street,
                                                             Kowloon, Hong Kong
                                                            Chairman, The Hongkong and Shanghai
                                                             Hotels Limited (hotel catering and real
                                                             estate), 8th Floor, St. George's Building, 2
                                                             Ice House Street, Central, Hong Kong
                                                            Chairman, Heliservices (Hong Kong)
                                                             Limited (provision of helicopter services),
                                                             2107 St. George's Building, 2 Ice House
                                                             Street, Central, Hong Kong

LI Fook-wo                            British               Non-Executive Director, Hutchison
1416 Prince's Building                                       Whampoa Limited
10 Chater Road                                              Director, The Bank of East Asia,
Hong Kong                                                    Limited (banking), No. 10 Des Voeux
                                                             Road Central, Hong Kong
                                                            Director, Johnson Electric Holdings
                                                             Limited (micromotors), Cedar House,
                                                             41 Cedar Avenue, Hamilton HM 12,
                                                             Bermuda

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of March 3, 2000
                              -------------------

                                                            Present Principal Occupation or
                                                            Employment, Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                  Citizenship           Each Corporation or Organization
----------------                      -----------           --------------------------------
Simon MURRAY                          British               Non-Executive Director, Hutchison
Room 2108 Gloucester Tower                                   Whampoa Limited
The Landmark                                                Chairman, General Enterprise Management
15 Queen's Road Central                                      Services Limited (investment fund),
Hong Kong                                                    Room 2108 Gloucester Tower, The
                                                             Landmark, 15 Queen's Road Central,
                                                             Hong Kong
                                                            Independent Non-executive Director,
                                                             Cheung Kong (Holdings) Limited
                                                            Director, Orient Overseas (International)
                                                             Limited (shipping), 33rd Floor, Harbour
                                                             Centre, 25 Harbour Road, Hong Kong

OR Ching Fai, Raymond                 British               Non-Executive Director, Hutchison
1 Queen's Road Central                                       Whampoa Limited
Hong Kong                                                   General Manager, The Hongkong and
                                                             Shanghai Banking Corporation Limited
                                                             (banking), 1 Queen's Road Central, Hong
                                                             Kong
                                                            Chairman, HSBC Insurance (Asia Pacific)
                                                             Holdings Limited (Insurance), 40th Floor,
                                                             Sun Hung Kai Centre, Wanchai, Hong
                                                             Kong
                                                            Director, HSBC Investment Bank Asia
                                                             Limited (investment banking), 1 Queen's
                                                             Road Central, Hong Kong

William SHURNIAK                      Canadian              Non-Executive Director, Hutchison
                                                             Whampoa Limited
                                                            Deputy Chairman and Director, Husky Oil
                                                             Ltd./9/

                      Executive Officers and Directors of
                      -----------------------------------
                          Hutchinson Whampoa Limited
                          --------------------------
                              As of March 3, 2000
                              -------------------

                                                       Present Principal Occupation or Employment,
                                                       Including Name,
Name and                                               Principal Business and Address of
Business Address/1a/                  Citizenship      Each Corporation or Organization
--------------------                  -----------      --------------------------------
Peter Alan Lee VINE                   British          Non-Executive Director, Hutchison
Suite 1005 World Wide House                             Whampoa Limited
19 Des Voeux Road Central                              Director, The Cross Harbour Tunnel
Hong Kong                                               Company Limited (tunnel operation),
                                                        16th Floor, Ocean Centre, Harbour City,
                                                        Kowloon, Hong Kong
                                                       Director, International Maritime Carriers
                                                        (Holdings) Limited (shipping), 17th
                                                        Floor, St. George's Building, 2 Ice House
                                                        Street, Central, Hong Kong
                                                       Director, Liu Chong Hing Investments
                                                        Limited (investments), 24 Des Voeux
                                                        Road Central, Hong Kong
                                                       Director, Liu Chong Hing Bank Limited
                                                        (banking),  24 Des Voeux Road Central,
                                                        Hong Kong

WONG Chung Hin                        British          Non-Executive Director, Hutchison
1225 Prince's Building                                  Whampoa Limited
10 Chater Road                                         Director, The Bank of East Asia, Limited
Hong Kong                                               (banking), No. 10 Des Voeux Road
                                                        Central, Hong Kong
                                                       Director, Hongkong Electric Holdings
                                                        Limited/3/

                                  SCHEDULE II
                                  -----------

                     Executive Officers and Directors of
                     -----------------------------------
                Hutchison Telecommunications PCS (USA) Limited
                ----------------------------------------------
                              As of March 3, 2000
                              -------------------

                                                         Present Principal Occupation or
                                                         Employment, Including Name,
Name and                                                 Principal Business and Address of
Business Address/1a/                  Citizenship        Each Corporation or Organization
--------------------                  -----------        --------------------------------
FOK Kin-ning, Canning                 British            Director, Hutchison Telecommunications
                                                          PCS (USA) Limited
                                                         Group Managing Director and Executive
                                                          Director, Hutchison Whampoa Limited
                                                         Chairman, Hutchison Telecommunications
                                                          (Australia) Limited/4/
                                                         Chairman, Partner Communications
                                                          Company Ltd./5/
                                                         Deputy Chairman, Cheung Kong
                                                          Infrastructure Holdings Limited/2/
                                                         Deputy Chairman, Hongkong Electric
                                                          Holdings Limited/3/
                                                         Non-executive Director, Cheung Kong
                                                          (Holdings) Limited
                                                         Director, VoiceStream Wireless
                                                          Corporation/6/
                                                         Director, Global Crossing Ltd./7/
                                                         Member of the Supervisory Board,
                                                          Mannesmann AG/8/
                                                         Director, Hutchison Telecommunications
                                                          Holdings (USA) Limited

CHOW WOO Mo Fong, Susan               Hong Kong          Director, Hutchison Telecommunications
                                                          PCS (USA) Limited
                                                         Deputy Group Managing Director and
                                                          Executive Director, Hutchison Whampoa
                                                          Limited
                                                         Executive Director, Cheung Kong
                                                          Infrastructure Holdings Limited/2/
                                                         Director, Hongkong Electric Holdings
                                                          Limited/3/
                                                         Director, Partner Communications
                                                          Company Ltd./5/
                                                         Director, VoiceStream Wireless
                                                          Corporation/6/
                                                         Director, Hutchison Telecommunications
                                                          Holdings (USA) Limited

                     Executive Officers and Directors of
                     -----------------------------------
                Hutchison Telecommunications PCS (USA) Limited
                ----------------------------------------------
                             As of March 3, 2000
                             -------------------

                                                       Present Principal Occupation or Employment,
                                                       Including Name,
Name and                                               Principal Business and Address of
Business Address/1a/                  Citizenship      Each Corporation or Organization
--------------------                  -----------      --------------------------------
Frank John SIXT                       Canadian         Director, Hutchison Telecommunications
                                                        PCS (USA) Limited
                                                       Group Finance Director and Executive
                                                        Director, Hutchison Whampoa Limited
                                                       Executive Director, Cheung Kong
                                                        Infrastructure Holdings Limited/2/
                                                       Executive Director, Hongkong Electric
                                                        Holdings Limited/3/
                                                       Director, Hutchison Telecommunications
                                                        (Australia) Limited/4/
                                                       Director, Partner Communications
                                                        Company Ltd./5/
                                                       Director, VoiceStream Wireless
                                                        Corporation/6/
                                                       Non-executive Director, Cheung Kong
                                                        (Holdings) Limited
                                                       Director, Hutchison Telecommunications
                                                        Holdings (USA) Limited

KHOO Chek Ngee                        Singaporean      Director, Hutchison Telecommunications
18th Floor, Two Harbourfront,                           PCS (USA) Limited
22 Tak Fung Street                                     Group Managing Director, Hutchison
Hunghom, Kowloon                                        Telecommunications Limited/10/
Hong Kong                                              Director, Hutchison Telecommunications
                                                        (Australia) Limited/4/
                                                       Director, Partner Communications
                                                        Company Ltd./5/
                                                       Director, Hutchison Telecommunications
                                                        Holdings (USA) Limited

Hans Roger SNOOK                      Canadian         Director, Hutchison Telecommunications
50 George Street                                        PCS (USA) Limited
London W1H 5RF                                         Group Managing Director, Orange plc/11/
United Kingdom                                         Director, Hutchison Telecommunications
                                                        Holdings (USA) Limited
                                                       Director, Partner Communications
                                                        Company Ltd./5/
                                                       Director, VoiceStream Wireless
                                                        Corporation/6/

                            -----------

                     Executive Officers and Directors of
                     -----------------------------------
                Hutchison Telecommunications PCS (USA) Limited
                ----------------------------------------------
                              As of March 3, 2000
                              -------------------

                                                            Present Principal Occupation or
                                                            Employment, Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                    Citizenship         Each Corporation or Organization
--------------------                    -----------         ---------------------------------
CHAN Ting Yu                            New Zealand         Director, Hutchison Telecommunications
18th Floor, Two Harbourfront,                                PCS (USA) Limited
22 Tak Fung Street                                          Deputy Group Managing Director,
Hunghom, Kowloon                                             Hutchison Telecommunications
                                                             Limited/10/
                                                            Director, Hutchison Telecommunications
                                                             (Australia) Limited/4/
                                                            Director, Partner Communications
                                                             Company Ltd./5/
                                                            Director, Hutchison Hong Kong Telecommunications
                                                             Holdings (USA) Limited

Kevin RUSSELL                           British             Director, Hutchison Telecommunications
8 Amal Street                                                PCS (USA) Limited
Afeq Industrial Park                                        Chief Financial Officer, Partner
Rosh Ha'ayin 48103                                           Communications Company Ltd./5/
Israel                                                      Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited

                                 SCHEDULE III
                                 ------------

                      Executive Officers and Directors of
                      -----------------------------------
             Hutchinson Telecommunications Holdings (USA) Limited
             ----------------------------------------------------
                              As of March 3, 2000
                              -------------------

                                                            Present Principal Occupation or
                                                            Employment, Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                    Citizenship         Each Corporation or Organization
--------------------                    -----------         ---------------------------------
FOK Kin-ning, Canning                   British             Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited
                                                            Group Managing Director and Executive
                                                             Director, Hutchison Whampoa Limited
                                                            Chairman, Hutchison Telecommunications
                                                             (Australia) Limited/4/
                                                            Chairman, Partner Communications
                                                             Company Ltd./5/
                                                            Deputy Chairman, Cheung Kong
                                                             Infrastructure Holdings Limited/2/
                                                            Deputy Chairman, Hongkong Electric
                                                             Holdings Limited/3/
                                                            Non-executive Director, Cheung Kong
                                                             (Holdings) Limited
                                                            Director, VoiceStream Wireless
                                                             Corporation/6/
                                                            Director, Global Crossing Ltd./7/
                                                            Member of the Supervisory Board,
                                                             Mannesmann AG/8/
                                                            Director, Hutchison Telecommunications
                                                             PCS (USA) Limited

CHOW WOO Mo Fong, Susan                 Hong Kong           Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited
                                                            Deputy Group Managing Director and
                                                             Executive Director, Hutchison Whampoa
                                                             Limited
                                                            Executive Director, Cheung Kong
                                                             Infrastructure Holdings Limited/2/
                                                            Director, Hongkong Electric Holdings
                                                             Limited/3/
                                                            Director, Partner Communications
                                                             Company Ltd./5/
                                                            Director, VoiceStream Wireless
                                                             Corporation/6/
                                                            Director, Hutchison Telecommunications
                                                             PCS (USA) Limited

                           ------------------------

                      Executive Officers and Directors of
                      -----------------------------------
              Hutchison Telecommunications Holdings (USA) Limited
              ---------------------------------------------------
                              As of March 3, 2000
                              -------------------

                                                            Present Principal Occupation or
                                                            Employment, Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                    Citizenship         Each Corporation or Organization
--------------------                    -----------         ---------------------------------
Frank John SIXT                         Canadian            Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited
                                                            Group Finance Director and Executive
                                                             Director, Hutchison Whampoa Limited
                                                            Executive Director, Cheung Kong
                                                             Infrastructure Holdings Limited/2/
                                                            Executive Director, Hongkong Electric
                                                             Holdings Limited/3/
                                                            Director, Hutchison Telecommunications
                                                             (Australia) Limited/4/
                                                            Director, Partner Communications
                                                             Company Ltd./5/
                                                            Director, VoiceStream Wireless
                                                             Corporation/6/
                                                            Non-executive Director, Cheung Kong
                                                             (Holdings) Limited
                                                            Director, Hutchison Telecommunications
                                                             PCS (USA) Limited

KHOO Chek Ngee                          Singaporean         Director, Hutchison Telecommunications
18th Floor, Two Harbourfront,                                Holdings (USA) Limited
22 Tak Fung Street                                          Group Managing Director, Hutchison
Hunghom, Kowloon                                             Telecommunications Limited/10/
Hong Kong                                                   Director, Hutchison Telecommunications
                                                             (Australia) Limited/4/
                                                            Director, Partner Communications
                                                             Company Ltd./5/
                                                            Director, Hutchison Telecommunications
                                                             PCS (USA) Limited

Hans Roger SNOOK                        Canadian            Director, Hutchison Telecommunications
50 George Street                                             Holdings (USA) Limited
London W1H 5RF                                              Group Managing Director, Orange plc/11/
United Kingdom                                              Director, Hutchison Telecommunications
                                                             PCS (USA) Limited
                                                            Director, Partner Communications
                                                             Company Ltd./5/
                                                            Director, VoiceStream Wireless
                                                             Corporation/6/

                                 SCHEDULE 13D

CUSIP NO.    928615103
         -----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Hong Kong
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF               -0-

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                             Disclaimed (See 11 below.)
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                -0-

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                             Disclaimed (See 11 below.)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Cheung Kong expressly disclaims beneficial ownership of the shares beneficially owned by Hutchison Whampoa Limited, Hutchison Telecommunications PCS (USA) Limited and Hutchison Telecommunication Holdings (USA) Limited.
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           HC, CO
------------------------------------------------------------------------------

                           ------------

                      Executive Officers and Directors of
                      -----------------------------------
             Hutchinson Telecommunications Holdings (USA) Limited
             ----------------------------------------------------
                              As of March 3, 2000
                              -------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address /1a/                 Citizenship      Each Corporation or Organization
----------------                      -----------      --------------------------------
CHAN Ting Yu                          New Zealand      Director, Hutchison Telecommunications
18th Floor, Two Harbourfront,                           Holdings (USA) Limited
22 Tak Fung Street                                     Deputy Group Managing Director,
Hunghom, Kowloon                                        Hutchison Telecommunications
Hong Kong                                               Limited/10/
                                                       Director, Hutchison Telecommunications
                                                        (Australia) Limited/4/
                                                       Director, Partner Communications
                                                        Company Ltd./5/
                                                       Director, Hutchison Telecommunications
                                                        PCS (USA) Limited

Kevin RUSSELL                         British          Director, Hutchison Telecommunications
8 Amal Street                                           Holdings (USA) Limited
Afeq Industrial Park                                   Chief Financial Officer, Partner
Rosh Ha'ayin 48103                                      Communications Company Ltd./5/
Israel                                                 Director, Hutchison Telecommunications
                                                        PCS (USA) Limited

                                 SCHEDULE IV
                                 -----------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of March 3, 2000
                              -------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address /1b/                 Citizenship      Each Corporation or Organization
----------------                      -----------      --------------------------------
LI Ka-shing                              Hong Kong     Chairman, Cheung Kong (Holdings)
                                                        Limited
                                                       Chairman, Hutchison Whampoa
                                                        Limited

LI Tzar Kuoi, Victor                  Hong Kong        Managing Director and Deputy Chairman,
                                                        Cheung Kong (Holdings) Limited
                                                       Chairman, Cheung Kong Infrastructure
                                                        Holdings Limited/2/
                                                       Deputy Chairman and Executive Director,
                                                        Hutchison Whampoa Limited
                                                       Executive Director, Hongkong Electric
                                                        Holdings Limited/3/
                                                       Director, The Hongkong and Shanghai
                                                        Banking Corporation Limited (banking),
                                                        No. 1 Queen's Road Central, Hong Kong

George Colin MAGNUS                   British          Deputy Chairman, Cheung Kong
                                                        (Holdings) Limited
                                                       Chairman, Hongkong Electric Holdings
                                                        Limited/3/
                                                       Deputy Chairman, Cheung Kong
                                                        Infrastructure Holdings Limited/2/
                                                       Executive Director, Hutchison Whampoa
                                                        Limited

KAM Hing Lam                          Hong Kong        Deputy Managing Director, Cheung
                                                        Kong (Holdings) Limited
                                                       Group Managing Director, Cheung
                                                        Kong Infrastructure Holdings Limited/2/
                                                       Executive Director, Hutchison
                                                        Whampoa Limited
                                                       Executive Director, Hongkong Electric
                                                        Holdings Limited/3/

                           -----------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of March 3, 2000
                              -------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address /1b/                 Citizenship      Each Corporation or Organization
----------------                      -----------      --------------------------------
HUNG Siu-lin, Katherine               Hong Kong        Executive Director, Cheung Kong
                                                        (Holdings) Limited

CHUNG Sun Keung, Davy                 Hong Kong        Executive Director, Cheung Kong
                                                        (Holdings) Limited

IP Tak Chuen, Edmond                  Hong Kong        Executive Director, Cheung Kong
                                                        (Holdings) Limited
                                                       Executive Director, Cheung Kong
                                                        Infrastructure Holdings Limited/2/

PAU Yee Wan, Ezra                     Hong Kong        Executive Director, Cheung Kong
                                                        (Holdings) Limited

WOO Chia Ching, Grace                 U.S.A.           Executive Director, Cheung Kong
                                                        (Holdings) Limited

LEUNG Siu Hon                         Hong Kong        Independent Non-executive Director,
502 China Building                                      Cheung Kong (Holdings) Limited
29 Queen's Road Central                                Solicitor, Messrs. S.H. Leung & Co.
Hong Kong                                               (solicitors' firm), 502 China Building, 29
                                                        Queen's Road Central, Hong Kong

                           -----------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of March 3, 2000
                              -------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address /1b/                 Citizenship      Each Corporation or Organization
----------------                      -----------      --------------------------------
FOK Kin-ning, Canning                 British          Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                             (Holdings) Limited
10 Harcourt Road                                       Chairman, Hutchison Telecommunications
Hong Kong                                               (Australia) Limited/4/
                                                       Chairman, Partner Communications
                                                        Company Ltd./5/
                                                       Deputy Chairman, Cheung Kong
                                                        Infrastructure Holdings Limited/2/
                                                       Deputy Chairman, Hongkong Electric
                                                        Holdings Limited/3/
                                                       Group Managing Director and Executive
                                                        Director, Hutchison Whampoa Limited
                                                       Director, VoiceStream Wireless
                                                        Corporation/6/
                                                       Director, Global Crossing Ltd./7/
                                                       Member of the Supervisory Board,
                                                        Mannesmann AG/8/
                                                       Director, Hutchison Telecommunications
                                                        Holdings (USA) Limited
                                                       Director, Hutchison Telecommunications
                                                        PCS (USA) Limited

                           -----------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of March 3, 2000
                              -------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address /1b/                 Citizenship      Each Corporation or Organization
----------------                      -----------      --------------------------------
Frank John SIXT                       Canadian         Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                             (Holdings) Limited
10 Harcourt Road                                       Group Finance Director and Executive
Hong Kong                                               Director, Hutchison Whampoa Limited
                                                       Executive Director, Cheung Kong
                                                        Infrastructure Holdings Limited/2/
                                                       Executive Director, Hongkong Electric
                                                        Holdings Limited/3/
                                                       Director, Hutchison Telecommunications
                                                        (Australia) Limited/4/
                                                       Director, Partner Communications
                                                        Company Ltd./5/
                                                       Director, VoiceStream Wireless
                                                        Corporation/6/
                                                       Director, Hutchison Telecommunications
                                                        Holdings (USA) Limited
                                                       Director, Hutchison Telecommunications
                                                        PCS (USA) Limited

CHOW Nin Mow, Albert                  Hong Kong        Non-executive Director, Cheung Kong
27th Floor, Henley Building                             (Holdings) Limited
5 Queen's Road Central                                 Executive Director, Hing Kong
Hong Kong                                               Holdings Limited (investment
                                                        holdings), 27th Floor, Henley Building, 5
                                                        Queen's Road Central, Hong Kong

YEH Yuan Chang, Anthony               Hong Kong        Independent Non-executive Director,
26th Floor, Tower A                                     Cheung Kong (Holdings) Limited
Regent Centre                                          Honorary Life President, Tai Ping
63 Wo Yi Hop Road                                       Carpets International Ltd. (carpet
Kwai Chung                                              manufacturing), 26th Floor, Tower A,
Hong Kong                                               Regent Centre, 63 Wo Yi Hop Road,
                                                        Kwai Chung, Hong Kong

                           -----------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of March 3, 2000
                              -------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address /1b/                 Citizenship      Each Corporation or Organization
----------------                      -----------      --------------------------------
CHOW Kun Chee, Roland                 British          Independent Non-executive Director,
12th Floor, Prince's Building                           Cheung Kong (Holdings) Limited
Chater Road                                            Solicitor, P.C. Woo & Co. (law firm),
Hong Kong                                               12th Floor, Prince's Building, Chater
                                                        Road, Hong Kong

Simon MURRAY                          British          Independent Non-executive Director,
Room 2108 Gloucester Tower                              Cheung Kong (Holdings) Limited
The Landmark                                           Chairman, General Enterprise Management
15 Queen's Road Central                                 Services Limited (investment fund),
Hong Kong                                               Room 2108 Gloucester Tower, The
                                                        Landmark, 15 Queen's Road Central,
                                                        Hong Kong
                                                       Non-Executive Director, Hutchison
                                                        Whampoa Limited
                                                       Director, Orient Overseas (International)
                                                        Limited (shipping), 33rd Floor, Harbour
                                                        Centre, 25 Harbour Road, Hong Kong

KWOK Tun-li, Stanley                  Canadian         Independent Non-executive Director,
Ste 408-355 Burrard Street                              Cheung Kong (Holdings) Limited
Vancouver, British Columbia                            Director, Amara International Investment
V6C 2G8, Canada                                         Corporation (investment holdings),
                                                        Ste 408-355 Burrard Street, Vancouver,
                                                        British Columbia, V6C 2G8, Canada

Notes:-

1a. Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

1b. Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

2. The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the PRC and the Asia-Pacific Region.

3. The principal business address of Hongkong Electric Holdings Limited is Electric Centre, 28 City Garden Road, North Point, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

4. The principal business address of Hutchison Telecommunications (Australia) Limited is Level 2, 60 Pacific Highway, St. Leonards NSW 2065, Australia. The principal business of Hutchison Telecommunications (Australia) Limited is telecommunications.

5. The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.

6. The principal business address of VoiceStream Wireless Corporation is 3650 131st Avenue SE, Bellevue, Washington 98006, United States of America. The principal business of VoiceStream Wireless Corporation is wireless communications systems.

7. The principal business address of Global Crossing Ltd. is 360 N. Crescent Drive, Beverly Hills, CA 90210, United States of America. The principal business of Global Crossing Ltd. is the provision of fiber optic capacity.

8. The principal business address of Mannesmann AG is Mannesmannufer 2, 40213 Dusseldorf, Germany. The principal business of Mannesmann AG is telecommunications, engineering and automative.

9. The principal business address of Husky Oil Ltd. is 707 8th Avenue S.W., Box 6526, Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Oil Ltd. is investment in oil and gas.

10. The principal business address of Hutchison Telecommunications Limited is 18th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong. The correspondence address of Hutchison Telecommunications Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Telecommunications Limited is telecommunications.

11. The principal business address of Orange plc is St. James Court, Great Peak Road, Almondsbury Park, Bradley Stoke, Bristol BS1 24QJ, England. The principal business of Orange plc is telecommunications.

                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------


  1.           Agreement with respect to filing of Schedule 13D.

  2. Agreement and Plan of Plan of Merger, dated as of June 23, 1999, by and among Old VoiceStream, Omnipoint and the Issuer (Incorporated by reference to Exhibit 2.1 to the Old VoiceStream's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 1999).

  3. Securities Purchase Agreement, dated as of June 23, 1999, by and among Old VoiceStream, PCS and Omnipoint (Incorporated by reference to Exhibit 10.1 to the Old VoiceStream's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 1999).

  4. Stock Subscription Agreement, dated as of June 23, 1999, by and among PCS and the Issuer (Incorporated by reference to Exhibit
               4.1 to the Old VoiceStream's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 1999).

  5. Voting Agreement, dated as of February 25, 2000, by and among the Issuer, PCS, HOLDINGS and certain other stockholders of the Issuer signatories thereto (Incorporated by reference to Exhibit
               10.98 to the Schedule 13D filed with the Securities and Exchange Commission by John W. Stanton and Theresa E. Gillespie on
               March 3, 2000 with respect to the Issuer).

  6. Investor Agreement, dated as of June 23, 1999, by and among the Issuer, PCS and Hutchison Telecommunications Limited, a Hong Kong company.